UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0-14948

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(K) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fiserv, Inc.

255 Fiserv Drive

Brookfield, WI 53045

REQUIRED INFORMATION

The 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2004 and 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings Plan of Fiserv, Inc.

and Its Participating Subsidiaries

/s/ THOMAS J. HIRSCH	June 27, 2005
Thomas J. Hirsch
Sr. Vice President Fiserv, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

Financial Statements for the Years Ended

December 31, 2004 and 2003, Supplemental

Schedule as of December 31, 2004 and Report of

Independent Registered Public Accounting Firm

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

401(k) Savings Plan of Fiserv, Inc.

and Its Participating Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of 401(k) Savings Plan of Fiserv Inc. and Its Participating Subsidiaries (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Milwaukee, Wisconsin

June 13, 2005

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments:
Mutual funds	$646,131,439	$523,405,554
Fiserv company stock	51,544,301	50,478,907
Participant loans	26,517,981	23,465,422

Total investments	724,193,721	597,349,883

Receivables:
Employer contributions	41,242,587	40,653,756
Employee contributions	2,023,830	1,901,155

Total receivables	43,266,417	42,554,911

NET ASSETS AVAILABLE FOR BENEFITS	$767,460,138	$639,904,794

See notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CONTRIBUTIONS:
Employee contributions	$54,580,810	$49,717,961
Employer contributions	41,252,317	40,680,263
Rollover contributions	4,550,196	14,781,340
Asset transfers into the Plan (Note 4)	12,905,361	19,262,901

Total contributions	113,288,684	124,442,465

INVESTMENT INCOME:
Dividends and interest	16,445,086	8,663,300
Interest on participant loans	1,595,699	1,477,450
Net appreciation in fair value of investments	44,759,467	93,055,764

Total investment income	62,800,252	103,196,514

DEDUCTIONS:
Benefits paid to participants	44,333,380	34,108,583
Administrative expenses	107,641	83,839
Asset transfers out (Note 4)	4,092,571	—

Total deductions	48,533,592	34,192,422

NET INCREASE	127,555,344	193,446,557

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	639,904,794	446,458,237

End of year	$767,460,138	$639,904,794

See notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	PLAN DESCRIPTION

The following description of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is provided for general information only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General—The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees who have either completed one year of service or are scheduled to work 1,000 hours per year with Fiserv, Inc. (the “Company” or “Plan Sponsor”) or Its Participating Subsidiaries are eligible to participate in the Plan.

Contributions—Employer contributions are made equal to 100% of the first 1%, and 40% of the next 5% of salary reduction contributions made by the participants. However, to the extent permitted by the ERISA and the Internal Revenue Code, the Board of Directors of Fiserv, Inc. may determine that such a contribution is not appropriate for a particular business unit due to the business unit’s profitability, in which case they may determine that there will be a lesser contribution, or even none at all. Additional employer contributions are also made at the discretion of the Board of Directors of Fiserv, Inc. subject to federal tax limitations.

Participants may elect to make salary reduction contributions not to exceed a maximum percentage of compensation designated by the Board of Directors, which was 50% of salary as defined in the plan document at December 31, 2004. Contributions are subject to federal tax limitations. Rollover contributions consist of participants’ transfers of balances into the Plan from other plans. Employer and employee contributions are invested solely as directed by Plan participants.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, allocations of participant forfeitures and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Plan participants are entitled to the accumulated interest in their respective participant accounts as of the date of retirement, death or permanent disability. In the event of termination of employment, a participant is entitled to receive the vested balance in his account under the Plan. Amounts contributed by Fiserv, Inc. vest according to a five-year vesting schedule, pursuant to which participants become 40% vested after two years and vest an additional 20% each year thereafter. Amounts contributed by participants vest immediately.

Forfeitures—Non-vested forfeitures totaled $1,068,541 and $754,985 at December 31, 2004 and 2003, respectively, and will be used to reduce future employer contributions. The Plan provides for restoration of forfeited funds upon re-employment of former participants in specified circumstances.

Investment Options—Participants direct the investment of their account balance into various investment options of the Plan in 5% increments. The Plan offered 17 mutual funds and the Fiserv Stock Fund as investment options for participants as of December 31, 2004. On January 3, 2005, the AIM Core Stock Fund and the AIM Small Company Fund were closed as an investment option and all remaining account balances were transferred to the Vanguard 500 Index Fund and Vanguard Explorer Fund, respectively. Employer contributions are invested in the same manner as the employee contributions.

Participant Loans—Participants may request a loan against their respective accounts of up to the lesser of $50,000 or 50% of the current market value of the vested and non-forfeitable balances in their accounts. The rate of interest charged on participant loans is determined by the administrator of the Plan and is set at a market rate as of the loan request date (4.75% to 11.5% at December 31, 2004). Generally, loans require repayment within five years, however, certain loan maturities can be up to 30 years.

Payment of Benefits—Upon termination of employment for any reason, including death or disability, a participant may elect to receive a distribution in a lump sum of the vested portion of his accounts. If no such election is made and the participant’s vested interest in the Plan does not exceed $5,000, payment will be made in a lump sum. If a participant’s vested interest exceeds $5,000, the vested portion of his or her account will remain in the Plan until the participant elects to receive a distribution.

Upon termination of employment, as part of a distribution in a lump sum, a participant may request that amounts invested in the Fiserv Stock Fund be distributed entirely in cash or stock. The Plan contains special rules prescribed by the Internal Revenue Code regarding the commencement of distributions to participants who attain age 70-1/2.

Administrative Expenses—Certain expenses incurred for administering the Plan are paid by Fiserv, Inc. In addition, commissions paid with respect to the Fiserv Stock Fund are paid from such fund and fees charged by Vanguard with respect to loans are charged to the account of the participant to whom the loan is made.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Fiserv company stock is valued at its year-end stock closing price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. At December 31, 2004 and 2003, amounts due to participants who have elected to withdraw from participation in the plan were $656,169 and $635,154, respectively.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Excess Contributions Payable—The Plan is required to return contributions received during the plan year in excess of the IRC limits.

Reconciliation of Financial Statements to Form 5500—The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2004	2003
Net assets available for benefits per the financial statements	$767,460,138	$639,904,794
Benefits payable	(656,169)	(635,154)

Net assets available for benefits per Form 5500	$766,803,969	$639,269,640

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31:

	2004	2003
Benefits paid to participants per the financial statements	$44,333,380	$34,108,583
Benefits payable, beginning of year	(635,154)	(566,834)
Benefits payable, end of year	656,169	635,154

Benefits paid to participants per Form 5500	$44,354,395	$34,176,903

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits are as follows at December 31:

	2004	2003
Fiserv Company Stock	$51,544,301	$50,478,907
Vanguard Windsor Fund	89,270,477	74,140,369
Vanguard Wellington Fund	139,304,278	103,580,049
Vanguard Prime Money Market Fund	48,456,417	49,537,900
Vanguard 500 Index Fund	97,902,281	83,746,562
Vanguard Explorer Fund	63,411,164	51,682,032
Vanguard Life Strategy Moderate Growth Fund	67,646,120	49,766,286

During the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual funds	$43,742,385	$85,874,562
Fiserv company stock	1,017,082	7,181,202

Net appreciation in fair value of investments	$44,759,467	$93,055,764

4.	ASSET TRANSFERS INTO AND OUT OF THE PLAN

Asset transfers into the Plan during the years ended December 31, 2004 and 2003 consist of $12,905,361 and $19,262,901, respectively, of participant account balances transferred into the Plan from certain other terminated defined contribution plans. The plan sponsors of the terminated defined contribution plans were acquired by Fiserv, Inc.

Asset transfers out of the Plan during the year ended December 31, 2004 of $4,092,571 consist of participant account balances which were transferred to a defined contribution plan which is sponsored by Fiserv, Inc.’s Investment Support Services business segment. No asset transfers out occurred during 2003.

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 1,282,516 and 1,277,624 shares, respectively, of common stock of Fiserv, Inc., the sponsoring employer, with a cost basis of $32,437,971 and $30,241,700, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7.	TAX STATUS

The Plan obtained its latest determination letter as of December 10, 2002, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, that the Plan continues to qualify under Section 401(a), and that the related trust continues to be tax exempt as of December 31, 2004. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

Description	Shares/Units Held	Fair Value
Fiserv Company Stock*	1,282,516 units	$51,544,301

American Century International Growth Fund	266,455 shares	2,414,085

AIM Core Stock Fund	66,514 shares	715,694

AIM Small Company Fund	116,441 shares	1,463,659

Vanguard Lifestrategy Conservative Growth Fund*	222,666 shares	3,397,887

Vanguard Lifestrategy Growth Fund*	342,770 shares	6,869,120

Vanguard Lifestrategy Income Fund*	434,799 shares	5,882,835

Vanguard Lifestrategy Moderate Growth Fund*	3,777,003 shares	67,646,120

Vanguard Mid-Cap Index Fund*	1,044,903 shares	16,342,291

Vanguard Windsor Fund*	4,940,259 shares	89,270,477

Vanguard Wellington Fund*	4,614,252 shares	139,304,278

Vanguard Prime Money Market Fund*	48,456,417 shares	48,456,417

Vanguard 500 Index Fund*	876,946 shares	97,902,281

Vanguard Explorer Fund*	850,358 shares	63,411,164

Vanguard GNMA Fund*	2,530,340 shares	26,416,745

Vanguard International Value Fund*	793,272 shares	24,535,909

Vanguard Total Bond Market Index Fund*	1,713,331 shares	17,595,914

Vanguard Morgan Growth Fund*	2,114,373 shares	34,506,563

Participant Loans*	Various 4.75% - 11.5% through 2034	26,517,981

TOTAL ASSETS (HELD AT END OF YEAR)		$724,193,721

*	Party-in-interest.